August 20, 2024

Anthony Colucci
Chief Financial Officer
Alta Equipment Group Inc.
13211 Merriman Road
Livonia, MI 48150

       Re: Alta Equipment Group Inc.
           Form 10-K Fiscal Year Ended December 31, 2023
           File No. 001-38864
Dear Anthony Colucci:

       We have reviewed your August 9, 2024 response to our comment letter and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 11, 2024 letter.

Form 10-K for Fiscal Year Ended December 31, 2023
Consolidated Balance Sheets, page 40

1. We note your response to prior comment 1. Given the materiality of net rental fleet assets to property and equipment and total assets and the difference in the nature of these assets, please separately present rental equipment and internally used property and equipment on the face of your consolidated balance sheets.
Consolidated Statements of Cash Flows, page 44

2. We note your response to prior comment 1. You state the proceeds from sales of "rent-to-
       rent" equipment have not been material historically and that you will monitor proceeds from these sales and report them as investing cash inflows prospectively. Please quantify for us the amount of proceeds received in each of the last three fiscal years and in the latest current and comparable interim-to-date periods and clarify for us where you have historically classified these amounts on your statements of cash flows. August 20, 2024
Page 2
Notes to Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies, page 45

3. Please revise your disclosure to include a summarized version of the information you provided in response to prior comment 1 with regard to the nature of your three types of transactions and the balance sheet and cash flow presentation of such amounts.

       Please contact Robert Shapiro at 202-551-3273 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services